Form 10-K405, Exhibit 13
period 1995-10-31
COMMUNICATION CABLE INC
filed 1996-01-29
CIK 789869

HISTORY OF COMPANY
   The Company engineers, designs and manufactures a wide variety of low voltage electronic cable which are marketed to original equipment manufacturers and, through local distributors, to a variety of end users. The Company manufactures coaxial and multi-conductor cables which are used for data, voice and video communications by the computer and data processing industries, the medical and industrial electronics industries, the U.S. Government and U.S. Government agencies, and for satellite and other telecommunications applications. The Company is an approved cable source to a number of leading industrial companies which have performed extensive tests and procedures in evaluating the Company's products to qualify them for purchase.
   The Company began significant production in 1986 and currently operates four plants; the CCI division (located in Siler City, North Carolina), the Intercomp division (located in Hayesville, North Carolina), the Saxton division (located in Sanford, North Carolina), and the Texarkana division (located in Texarkana, Arkansas). On August 23, 1995, the Company sold the assets of its Aerospace Systems division (located in Fairmont, Minnesota) to Nortech Systems, Inc. To varying degrees, certain principal officers of the Company have worked together in the electronic cable industry prior to their association at the Company. This prior experience included a number of years with another wire and cable manufacturer which operated the Company's Hayesville plant until the plant was acquired by the Company in 1987. Senior management's extensive experience in, and knowledge of, the industry has enabled them to build the Company by acquiring low cost, underutilized manufacturing assets, refurbishing those assets to state-of-the-art condition, and housing them in efficient production facilities. The Company intends to continue to expand its operations by making acquisitions with compatible product lines and familiar customer bases.
   While most of the company's product line conforms to standard specifications, the Company also emphasizes the production of re-engineered and modified standard cable and custom cable. Since custom cables are generally produced on relatively short runs, the Company emphasizes flexibility of machine scheduling and operation to accommodate short production times and deliveries. The Company believes it is able to compete effectively because of its ability to provide customer service through its policy of prompt response to customer requests and rapid delivery of cable due to the flexibility of its production capacity and the experience of its management and production employees.
   The Company was organized as a North Carolina corporation on September 26, 1984. The Company's principal office is located at PO Box 1757, 1378 Charleston Drive, Sanford, North Carolina 27330.

FINANCIAL HIGHLIGHTS
1995 ANNUAL REPORT
(Amounts in thousands, except per share data and ratios)

                                                                                                           1995       1994
OPERATING RESULTS
Net sales..............................................................................................   $56,256    52,376
Depreciation of property, plant and equipment and amortization of discounts............................     1,205     1,109
Net earnings...........................................................................................     2,118     1,521
Cash provided by operations............................................................................     3,285        82
Weighted average shares outstanding and common stock equivalents (a)...................................     2,632     2,657
Earnings per share (a).................................................................................       .80       .57
FINANCIAL CONDITION
Current assets.........................................................................................    20,812    18,961
Current liabilities....................................................................................     5,135     4,660
Working capital........................................................................................    15,677    14,301
Property, plant and equipment, net.....................................................................     6,781     8,450
Total assets...........................................................................................    28,063    27,899
Long-term debt, excluding current installments.........................................................     2,211     4,592
Stockholders' equity...................................................................................    20,193    18,017
OTHER STATISTICS:
Current ratio..........................................................................................      4.05      4.07
Long-term debt to equity ratio.........................................................................       .11       .25
Book value per share (a)...............................................................................   $  7.83      7.01
                                                                                                          1993
OPERATING RESULTS
Net sales..............................................................................................  47,662
Depreciation of property, plant and equipment and amortization of discounts............................     944
Net earnings...........................................................................................   1,737
Cash provided by operations............................................................................   2,183
Weighted average shares outstanding and common stock equivalents (a)...................................   2,647
Earnings per share (a).................................................................................     .66
FINANCIAL CONDITION
Current assets.........................................................................................  17,507
Current liabilities....................................................................................   4,145
Working capital........................................................................................  13,362
Property, plant and equipment, net.....................................................................   8,259
Total assets...........................................................................................  26,234
Long-term debt, excluding current installments.........................................................   4,987
Stockholders' equity...................................................................................  16,384
OTHER STATISTICS:
Current ratio..........................................................................................    4.22
Long-term debt to equity ratio.........................................................................     .30
Book value per share (a)...............................................................................    6.42

(a) All share and per share data have been adjusted for the 3% stock dividend distributed April 30, 1995, the 8% stock dividend distributed April 30, 1994, and the 7% stock dividend distributed April 30, 1993.

TO OUR SHAREHOLDERS:
    The year ended October 31, 1995 was a year of significant activities for
Communication Cable, including record sales and record net earnings. The goals for your Company as set out by the Board of Directors in last year's Annual
Report have largely been met in 1995. Your Company has been able to strengthen management areas, reduce inventory, has continued effective cost reduction and, as evidenced by 1995 sales, expanded marketing programs.
    Certain significant events for 1995 included the successful benefits obtained by the position the Company has in the "information highway" markets and the divestiture of the Aerospace Systems division which has provided your
Company with assets to re-deploy into its core business.
NEW HIGHS IN SALES AND NET EARNINGS
    For the fiscal year ended October 31, 1995, SALES OF COMPARABLE FISCAL YEAR
END OPERATING DIVISIONS INCREASED 9.3% to $51.8 million from $47.4 million in fiscal 1994. Sales of the Aerospace Systems division which was sold in August,
1995 were $4.5 million for fiscal year 1995 compared to $5.0 million for fiscal year 1994.
    NET EARNINGS INCREASED 54.9% to $2.1 million or $.80 per share compared to
$1.4 million or $.51 per share, before the cumulative effect of change in accounting principle, in fiscal 1994. Net earnings for fiscal 1995 were aided by the gain on the sale of Aerospace Systems division and the gain on the sale of patent rights and machines related to the X-Spooler project.
MARKET DIRECTIONS, PRODUCT MIX
    The Company has benefited from the strong demand for "data" transfer cabling needs. Multi conductor and "Category cables" sales grew 18.1% in 1995 to $35.8 million, up from $30.3 million in fiscal 1994. We expect continued growth in the types of cable needed to connect computer networks and to expand telecommunications. Category five plenum product has been strong in fiscal 1995.
However, we have experienced a drop in demand for military-type cable and for large satellite dish cable. Products that are expected to replace these cables include coaxial cable and composite cable for the upgrading and expanding of cable TV networks and the smaller satellite dishes.
LOOKING AHEAD
    With the growing demand for the sharing of information, the related market for cables is expected to remain strong.
    Your management is optimistic about the future. With the continued support of our employees, customers and shareholders, we look forward to a great year.
                                       (Signature of James R. Fore)
                                       James R. Fore
                                       President & Chairman
                                       2

SELECTED FINANCIAL DATA
(Amounts in thousands, except share and per share data)
The following table presents selected financial data for the years ended October
31, 1995, 1994, 1993, 1992 and 1991.

                                                                           1995          1994
OPERATING RESULTS:
Net sales..............................................................   $56,256      52,376
Cost of goods sold.....................................................    45,010      41,205
Selling, general and administrative expenses...........................     8,827       8,601
Other income (expense).................................................       775        (242)
Income tax expense.....................................................     1,076         961
Net earnings before cumulative effect of change in accounting
  principle............................................................     2,118       1,367
Cumulative effect of change in accounting for income taxes.............         0         154
Net earnings...........................................................   $ 2,118       1,521
FINANCIAL POSITION AT YEAR-END:
Total assets...........................................................    28,063      27,899
Long-term debt, including current installments.........................     2,621       5,009
Stockholders' equity...................................................    20,193      18,017
Working capital........................................................    15,677      14,301
PER SHARE RESULTS:
Weighted average outstanding and common stock equivalents..............   2,632,359   2,657,112
Net earnings...........................................................   $   .80         .57


                                                                                                   1993         1992        1991
OPERATING RESULTS:
Net sales..............................................................                            47,662      40,559      33,331
Cost of goods sold.....................................................                            37,418      32,663      27,819
Selling, general and administrative expenses...........................                             7,510       6,421       5,375
Other income (expense).................................................                                20         186          42
Income tax expense.....................................................                             1,017         628          47
Net earnings before cumulative effect of change in accounting
  principle............................................................                             1,737       1,033         132
Cumulative effect of change in accounting for income taxes.............                                 0           0           0
Net earnings...........................................................                             1,737       1,033         132
FINANCIAL POSITION AT YEAR-END:
Total assets...........................................................                            26,234      24,950      21,367
Long-term debt, including current installments.........................                             5,396       5,726       4,081
Stockholders' equity...................................................                            16,384      14,612      13,565
Working capital........................................................                            13,362      12,098      10,135
PER SHARE RESULTS:
Weighted average outstanding and common stock equivalents..............                           2,647,286   2,577,868   2,581,166
Net earnings...........................................................                               .66         .40         .05

Management's discussion and analysis of financial condition and results of operations should be read to fully understand the nature of the information presented in the table above.
                                       3

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The purpose of this discussion and analysis is to aid in the understanding and evaluation of financial conditions and changes therein and results of operations of the Company for the years ended October 31, 1995, 1994 and 1993. This discussion and analysis is intended to complement the audited financial statements and footnotes and other financial data appearing elsewhere in this report, and should be read in conjunction therewith.
RESULTS OF OPERATIONS
1995 COMPARED TO 1994
Net sales for the year ended October 31, 1995, were $56,255,914 compared to $52,375,673 for the year ended October 31, 1994, an increase of 7.4%. The increase was primarily a result of increased demand for electronic wire, including category cables for data transmission, and cable products for commercial applications, particularly in the CATV market. Sales of large dish satellite cable at the CCI division declined during Fiscal 1995. Governmental related sales at the Company's Saxton division for wire and cable products continued to decline during Fiscal 1995. Management is continuing its efforts to reposition the Saxton division into viable commercial and industrial markets. The Company's Aerospace Systems division was sold August 23, 1995 which resulted in a 9.7% sales decrease from Fiscal 1994. The Intercomp and Texarkana divisions experienced sales increases in 1995.
Selling, general and administrative expenses increased 2.6% from $8,600,575 for the year ended October 31, 1994, to $8,827,300 for the year ended October 31, 1995. The increase is largely a result of variable expenses directly related to the increase in products shipped, such as sales commissions.
Interest income increased to $248,165 for the year ended October 31, 1995, from $183,264 for the year ended October 31, 1994, as a result of increased cash reserves for a portion of the year.
On July 18, 1994, the Company entered into a Letter of Intent to Merge with Kuhlman Corporation, and subsequently signed a Definitive Agreement to Merge on September 21, 1994. Expenses related to the proposed merger totaled $279,085 for Fiscal 1994 and $73,862 for Fiscal 1995. On January 10, 1995, the proposed merger between the Company and Kuhlman was terminated.
Income taxes as a percentage of pretax income decreased to 33.7% for the year ended October 31, 1995 from 41.3% for the year ended October 31, 1994. The expenses related to the proposed merger with Kuhlman Corporation were non-deductible in Fiscal 1994, however, because the merger was terminated in 1995, such expenses are deductible in Fiscal 1995.
Other income (expense) increased $1,017,094 primarily as a result of the sale of assets of the Aerospace Systems division, resulting in a pretax gain of $375,136 and the sale of certain patent rights and machines related to the X-Spooler project resulting in a pretax gain of $431,450. These sales are not expected to have a material impact on future operating results of the Company.
Inventories decreased to $7,259,373 at October 31, 1995, from $9,148,240 at October 31, 1994. Approximately one-half of the decrease is due to the sale of the Aerospace Systems division during Fiscal 1995. The remaining decrease primarily resulted from reduced inventory levels at the Saxton and Texarkana divisions due to the Company pursuing an agresssive plan to reduce work in process and finish goods inventory.
The surplus in retained earnings of $324,088 at October 31, 1995, compared to a deficit of $1,196,437 at October 31, 1994, is a result of 1995 net earnings partially offset by payment of a stock dividend in 1995. The balance in retained earnings does not reflect the cumulative earning of the Company because of the Company's past practice of paying annual stock dividends.
1994 COMPARED TO 1993
Net sales for the year ended October 31, 1994, were $52,375,673 compared to $47,662,216 for the year ended October 31, 1993, an increase of 10%. The increase was primarily a result of increased demand for electronic wire and cable products for commercial applications, particularly in the CATV market. Governmental related sales at the Company's Aerospace Systems division for assembly products and its Saxton division for wire and cable products continued to decline during Fiscal 1994.
Selling, general and administrative expenses increased from $7,510,430 for the year ended October 31, 1993, to $8,600,575 for the year ended October 31, 1994. The increase is largely a result of variable expenses directly
                                       4
related to the increase in products shipped, such as freight and sales commissions.
Interest income increased to $183,264 for the year ended October 31, 1994, from $127,404 for the year ended October 31, 1993, as a result of rising interest rates combined with increased cash reserves for a portion of the year.
On July 18, 1994, the Company entered into a Letter of Intent to Merge with Kuhlman Corporation, and subsequently signed a Definitive Agreement to Merge on September 21, 1994. Expenses related to the proposed merger totaled $279,085 for Fiscal 1994. On January 10, 1995, the proposed merger between the Company and Kuhlman was terminated.
Income taxes as a percentage of pretax income increased to 41.3% for the year ended October 31, 1994, from 36.9% for the year ended October 31, 1993, due to the expenses related to the proposed merger with Kuhlman being non-deductible. On November 1, 1993, the Company adopted SFAS 109, "Accounting for Income Taxes", which required that deferred taxes be adjusted for the effects of changes in the laws and rates. For the year ended October 31, 1994, the cumulative effect of this change in accounting principle increased net earnings by $154,157 or $.06 per share.
Accounts receivable increased to $7,724,352 for the year ended October 31, 1994, compared to $6,733,486 for the year ended October 31, 1993, as a result of fourth quarter 1994 sales of $14,556,932 compared to fourth quarter 1993 sales of $11,931,234.
Inventories increased to $9,148,240 at October 31, 1994, from $7,208,549 October 31, 1993. Approximately half of the increase is due to the sharp rise in copper prices during Fiscal 1994. The remaining increase primarily resulted from increased stocking levels of certain products in order to meet market demand for product and competitive pressures to have product immediately available for shipment.
The deficit in retained earnings increased to $1,196,437 at October 31, 1994, from $556,640 at October 31, 1993, as a result of the Company practice of paying annual stock dividends. The balance does not reflect the cumulative earning of the Company.
LIQUIDITY AND CAPITAL RESOURCES
At October 31, 1995, the Company had working capital of $15,677,002, compared to $14,301,445 at October 31, 1994. Cash and cash equivalents at October 31, 1995 were $5,339,837 compared to $1,797,290 at October 31, 1994. Additionally, at October 31, 1995, $2,500,000 was available to the Company under a financing agreement with a bank. At October 31, 1995, the current ratio was 4.05 and the long-term debt to equity ratio was .11, compared to 4.07 and .25, respectively at October 31, 1994. It is the intention of the Company to maintain sufficient liquid current assets (cash, cash equivalents, and accounts receivable) to fund current liabilities as well as to provide sufficient working capital to act on market improvements or acquisition opportunities. A key management objective continues to be to support growth with internally generated funds as much as possible. External sources have only been used to develop the long-term objectives of the Company and not for current operating requirements or obligations.
INFLATION
The Company's financial statements are prepared using a historical cost approach and thus do not reflect the impact of inflation on the Company's financial position and results of operations. Most of the impact of inflation results from the capital intensive nature of the Company's business. If the Company's property, plant and equipment were restated to reflect the change to current prices, the depreciation expense associated with these assets would likewise increase. This increase, however, would be minimal due to the low rate of inflation during the Company's history.
Management has internal policies and controls in place to attempt to recognize and act quickly on rising or falling raw material prices. By doing this, the Company has historically been able to pass the majority of these increasing costs to the customer or in the case of falling prices, gain a competitive advantage in the marketplace. Also, the Company's inventory turnover results in a minimal effect of inflation on cost of goods sold because the elapsed time between the purchase of raw material and the manufacture of product and its ultimate sale is short.
If inflation were to increase significantly in the future, the Company could be exposed to higher interest costs since a portion of the Company's debt is tied to the prime rate of interest.
For the year ended October 31, 1995 inflation had no material effect on the Company.
                                       5

RECENT DEVELOPMENTS
On January 20, 1996, the Company signed an Agreement and Plan of Merger with Pentair, Inc. and a Pentair subsidiary, providing for a merger of the Company and such subsidiary at a cash price of $13.50 per share for each share of the Company's outstanding common stock. Pursuant to the terms of the Merger Agreement, the Company granted to Pentair an option to purchase up to 300,000 shares of common stock at $13.50, exercisable until February 22, 1996. The Company will be required to pay Pentair a $1,000,000 termination fee, plus expenses of up to $250,000, if the Company is acquired by another party and under certain other circumstances. Consummation of the merger is subject to shareholder approval and certain other conditions.
On November 28, 1995, the Company received a written notice of the intention of Kuhlman Corporation of Savannah, Georgia, through a North Carolina subsidiary, Kuhlman Acquisition Corporation, to commence on November 29, 1995 a tender offer to purchase any and all outstanding shares of the Company's common stock at a price of $12.00 per share. The offer and withdrawal rights are to expire at 12:00 midnight, New York City time, on Monday, January 22, 1996 unless the offer is extended. On January 16, 1996, Kuhlman Corporation announced that Kuhlman Acquisition Corporation would increase the purchase price from $12.00 per share to $13 1/16 per share and extend the offer and withdrawal rights to expire at 5:00 p.m., New York time, on Wednesday, January 31, 1996. The Offer to Purchase states that the purpose of the Offer is to enable Kuhlman Acquisition Corporation to acquire control of the Company. It further states that, as soon as practicable following the purchase of Shares pursuant to the Offer, Kuhlman Acquisition Corporation intends to seek the maximum representation obtainable on the Company's Board of Directors. At the request of Kuhlman, and in accordance with the North Carolina Control Share Act, a special meeting of shareholders is set for February 16, 1996, or such later date as may be required for timing purposes. On January 22, 1996, Kuhlman announced that it would increase the purchase price in its tender offer from $13 1/16 per share to$14.00 per share, net to the seller in cash. Kuhlman also announced that it would extend the expiration time of the tender offer to 5:00 p.m., New York time, Thursday, February 15, 1996.
NEW ACCOUNTING STANDARDS
In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS No. 121"), which established accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for those to be disposed of. This statement requires that long-lived assets and certain intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Adoption of SFAS No. 121 is required for fiscal years beginning after December 15, 1995. The Company has not determined what effect, if any, this statement will have on its financial statements.
In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The statement defines a fair value method of accounting for an employee stock option or similar equity instrument and encourages all entities to adopt that method of accounting for all of their employee stock compensation plans. It also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). SFAS No. 123 requires that an employer's financial statements include certain disclosures about stock-based compensation arrangements regardless of the method used to account for them. Entities electing to remain with the accounting in APB 25 must make pro forma disclosures of net earnings and earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 had been applied. The Company intends to continue with the accounting prescribed in APB 25.
                                       6

INDEPENDENT AUDITORS' REPORT
The Board of Directors
Communication Cable, Inc.:
We have audited the accompanying balance sheets of Communication Cable, Inc. as of October 31, 1995 and 1994 and the related statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended October 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Communication Cable, Inc. as of October 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 1995, in conformity with generally accepted accounting principles.
As discussed in Note 1(f) to the financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, as of November 1, 1993.
(Signature of KPMG Peat Marwick LLP)
Raleigh, North Carolina
December 15, 1995
                                       7

BALANCE SHEETS
October 31, 1995 and 1994

                                                                                                             1995           1994
ASSETS
CURRENT ASSETS:
  Cash and interest-bearing deposits...................................................................   $ 5,339,837     1,797,290
  Accounts and notes receivable:
     Trade, less allowance for doubtful accounts of $107,000 and $200,000 in 1995 and 1994,
      respectively.....................................................................................     7,431,279     7,629,229
     Other.............................................................................................       639,492        95,123
             Total accounts and notes receivable, net..................................................     8,070,771     7,724,352
  Inventories..........................................................................................     7,259,373     9,148,240
  Prepaid expenses.....................................................................................       109,419        94,801
  Deferred income taxes................................................................................        32,952       196,495
             Total current assets......................................................................    20,812,352    18,961,178
PROPERTY, PLANT AND EQUIPMENT, NET.....................................................................     6,781,453     8,450,256
INVESTMENT IN SUBLEASE.................................................................................       330,311       350,933
OTHER..................................................................................................       138,996       137,003
                                                                                                          $28,063,112    27,899,370
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current installments of long-term debt...............................................................   $   409,234       417,072
  Accounts payable, trade..............................................................................     3,328,592     3,160,336
  Accrued salaries, wages and bonuses..................................................................       516,579       561,814
  Accrued income taxes.................................................................................       262,133        88,025
  Other accrued expenses...............................................................................       618,812       432,486
             Total current liabilities.................................................................     5,135,350     4,659,733
LONG-TERM DEBT, EXCLUDING CURRENT INSTALLMENTS.........................................................     2,211,430     4,591,904
DEFERRED INCOME TAXES..................................................................................       523,118       630,969
             Total liabilities.........................................................................     7,869,898     9,882,606
STOCKHOLDERS' EQUITY:
  Common stock.........................................................................................     2,577,425     2,494,839
  Additional paid-in capital...........................................................................    17,308,396    16,750,853
  Shareholder loan.....................................................................................       (16,695)      (32,491)
  Retained earnings (deficit)..........................................................................       324,088    (1,196,437)
             Total stockholders' equity................................................................    20,193,214    18,016,764
                                                                                                          $28,063,112    27,899,370

See accompanying notes to financial statements.
                                       8

STATEMENTS OF EARNINGS
Years ended October 31, 1995, 1994 and 1993

                                                                                               1995           1994          1993
NET SALES................................................................................   $56,255,914    52,375,673    47,662,216
COST OF GOODS SOLD.......................................................................    45,010,171    41,204,980    37,417,594
             Gross profit................................................................    11,245,743    11,170,693    10,244,622
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.............................................     8,827,300     8,600,575     7,510,430
             Operating income............................................................     2,418,443     2,570,118     2,734,192
OTHER INCOME (EXPENSE):
  Interest expense.......................................................................      (352,045)     (349,567)     (356,672)
  Interest income........................................................................       248,165       183,264       127,404
  Engineering services...................................................................       136,500       152,011       214,360
  Gain (loss) on sale of equipment.......................................................       (14,307)       47,339            --
  Gain on sale of Aerospace Systems division.............................................       375,136            --            --
  Expenses related to terminated merger..................................................       (73,862)     (279,085)           --
  Gain on sale of patent rights..........................................................       431,450            --            --
  Other..................................................................................        24,260         4,241        34,338
             Total other.................................................................       775,297      (241,797)       19,430
             Earnings before income taxes................................................     3,193,740     2,328,321     2,753,622
INCOME TAX EXPENSE.......................................................................     1,075,511       961,098     1,016,604
             Net earnings before cumulative effect of change in accounting
                  principle..............................................................     2,118,229     1,367,223     1,737,018
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING FOR INCOME TAXES...............................            --       154,157            --
             Net earnings................................................................   $ 2,118,229     1,521,380     1,737,018
EARNINGS PER COMMON SHARE:
             Before cumulative effect of change in accounting principle..................   $       .80           .51           .66
             Cumulative effect of change in accounting principle.........................            --           .06            --
             Net earnings................................................................   $       .80           .57           .66
WEIGHTED AVERAGE NUMBER OF COMMON SHARES AND COMMON
  SHARE EQUIVALENTS OUTSTANDING..........................................................     2,632,359     2,657,112     2,647,286

See accompanying notes to financial statements.
                                       9

STATEMENTS OF STOCKHOLDERS' EQUITY
Years ended October 31, 1995, 1994 and 1993
[CAPTION]

                                                                           Additional                    Retained         Total
                                                      Common Stock          paid-in      Stockholder     earnings     stockholders'
                                                  Shares       Amount       capital         loan        (deficit)        equity
Balance at October 31, 1992..................    2,140,159   $ 2,140,159   12,846,898      (64,083)       (310,755)     14,612,219
Stock dividend (7%)..........................      149,653       149,653    1,831,155           --      (1,982,903)         (2,095)
Common stock issued..........................        5,554         5,554       15,346           --              --          20,900
Stockholder loan repayment...................           --            --           --       15,796              --          15,796
Net earnings.................................           --            --           --           --       1,737,018       1,737,018
Balance at October 31, 1993..................    2,295,366     2,295,366   14,693,399      (48,287)       (556,640)     16,383,838
Stock dividend (8%)..........................      183,930       183,930    1,975,559           --      (2,161,177)         (1,688)
Common stock issued..........................       15,543        15,543       81,895           --              --          97,438
Stockholder loan repayment...................           --            --           --       15,796              --          15,796
Net earnings.................................           --            --           --           --       1,521,380       1,521,380
Balance at October 31, 1994..................    2,494,839     2,494,839   16,750,853      (32,491)     (1,196,437)     18,016,764
Stock dividend (3%)..........................       74,713        74,713      521,934           --        (597,704)         (1,057)
Common stock issued..........................        7,873         7,873       35,609           --              --          43,482
Stockholder loan repayment...................           --            --           --       15,796              --          15,796
Net earnings.................................           --            --           --           --       2,118,229       2,118,229
Balance at October 31, 1995..................    2,577,425   $ 2,577,425   17,308,396      (16,695)        324,088      20,193,214

See accompanying notes to financial statements.
                                       10

STATEMENTS OF CASH FLOWS
Years ended October 31, 1995, 1994 and 1993

                                                                                               1995           1994          1993
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings...........................................................................   $ 2,118,229     1,521,380     1,737,018
  Adjustments to reconcile net earnings to net cash provided by operating activities:
     Depreciation and amortization.......................................................     1,184,642     1,087,391       920,286
     Loss (gain) on sale of equipment....................................................        14,307       (47,339)           --
     Gain on sale of Aerospace Systems division..........................................      (375,136)           --            --
     Gain on sale of patent rights.......................................................      (431,450)           --            --
     Decrease in value of equipment held for resale......................................            --        49,000        18,629
     Amortization of notes payable discounts.............................................        20,426        21,982        23,478
     Increase (decrease) in deferred income taxes........................................        55,692      (145,679)       12,767
     Decrease (increase) in accounts and notes receivable................................      (112,765)     (972,448)      509,141
     Decrease (increase) in inventories..................................................       299,512    (1,939,691)     (654,570)
     Decrease (increase) in prepaid expenses.............................................       (14,618)        1,623       (66,188)
     Increase (decrease) in accounts payable, trade......................................       168,256       582,796      (314,775)
     Increase (decrease) in accrued expenses.............................................       359,800       (75,872)        6,306
     Increase in other assets............................................................        (1,993)         (901)       (9,134)
            Total adjustments............................................................     1,166,673    (1,439,138)      445,940
            Net cash provided by operating activities....................................     3,284,902        82,242     2,182,958
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures...................................................................      (473,094)   (1,590,310)   (1,365,748)
  Collections on investment in sublease..................................................        18,418        28,457            --
  Net proceeds from sale of equipment....................................................        17,332       202,000            --
  Proceeds from sale of Aerospace Systems division.......................................     2,845,506            --            --
  Proceeds from sale of patent rights....................................................       200,000            --            --
            Net cash provided (used) by investing activities.............................     2,608,162    (1,359,853)   (1,365,748)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayment of debt......................................................................    (2,408,738)     (408,721)     (387,890)
  Proceeds from issuance of debt.........................................................            --            --        34,436
  Decrease in cash restricted for the purchase of property,
     plant and equipment.................................................................            --        42,152       130,306
  Proceeds from issuance of common stock and collections on stockholder loan.............        59,278       113,234        36,696
  Cash portion of stock dividends for fractional shares..................................        (1,057)       (1,688)       (2,095)
            Net cash used by financing activities........................................    (2,350,517)     (255,023)     (188,547)
            Net increase (decrease) in cash..............................................     3,542,547    (1,532,634)      628,663
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR...........................................     1,797,290     3,329,924     2,701,261
CASH AND CASH EQUIVALENTS AT END OF YEAR.................................................   $ 5,339,837     1,797,290     3,329,924
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for interest.................................................   $   385,769       340,994       352,052
  Cash paid during the year for income taxes.............................................   $   865,585     1,045,144     1,188,088

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
During 1995, the Company sold patent rights and two machines with a net book value of $67,150 for $200,000 in cash and a note receivable of $298,600.
During 1994, the Company subleased a building which was previously included in property, plant and equipment under a capital lease. Gross payments receivable at the inception of the sublease totaled $630,000.
During 1994 and 1993, the Company put into service in its production facilities certain equipment which was being held for resale totaling $139,600, and $226,000, respectively.
See accompanying notes to financial statements.
                                       11

NOTES TO FINANCIAL STATEMENTS
October 31, 1995, 1994 and 1993
(1) NATURE OF BUSINESS
Communication Cable, Inc. (the "Company") engineers, designs and manufactures specialty electronic cables to customer specifications for use in computers, data processing, telecommunications, medical electronic and the industrial electronic industries.
(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(A) BASIS OF FINANCIAL STATEMENT PRESENTATION
The financial statements have been prepared in conformity with generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets and income and expenses for the periods presented. Actual results could differ significantly from those estimates.
(B) REVENUE RECOGNITION
The Company records sales revenue when goods are shipped to customers.
(C) ACCOUNTS RECEIVABLE
The Company establishes an allowance for doubtful receivables equal to the estimated collection losses to be incurred. The estimated losses are based on actual collection experience and management's opinion of the current status of existing receivables. The Company's customers are widely dispersed throughout the United States.
(D) INVENTORIES
Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.
(E) PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the assets.
(F) INCOME TAXES
In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Statement 109 requires a change from the deferred method of accounting for income taxes of APB Opinion No. 11 to the asset and liability method of accounting for income taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
The Company adopted Statement 109 as of November 1, 1993. The cumulative effect of this change in accounting for income taxes of $154,157 is determined as of November 1, 1993, and is reported separately in the statement of earnings for the year ended October 31, 1994. Prior years' financial statements have not been restated.
(G) EARNINGS PER SHARE
Earnings per share are based on the weighted average number of common shares and common equivalent shares outstanding during each period (2,632,359, 2,657,112 and 2,647,286 shares for the years ended October 31, 1995, 1994 and 1993, respectively). Common equivalent shares, which consist of stock options, have been included in the weighted average number of shares considered outstanding (when the effect of doing so is dilutive) based on the treasury stock method. All share and per share data have been restated to reflect a 3% stock dividend distributed April 30, 1995, a 8% stock dividend distributed April 30, 1994, and a 7% stock dividend distributed April 30, 1993.
(H) STATEMENTS OF CASH FLOWS
For purposes of the statements of cash flows, the Company considers all short-term investments with a maturity, at date of purchase, of three months or less to be cash equivalents.
(I) EMPLOYEE BENEFIT PLAN
The Company has a profit sharing and tax-qualified savings plan which was established pursuant to Section 401(K) of the Internal Revenue Code. It is the Company's policy to recognize plan costs as they accrue. Costs associated with the plan were immaterial for the years ended October 31, 1995, 1994 and 1993.
                                       12

(3) CASH AND CASH EQUIVALENTS
Cash and cash equivalents are stated at cost, which approximates market, and consist of the following:

                                        October 31, 1995
                                Interest     Maturity
                                  Rate         Date        Amount
Money market accounts......     2.5%-4%      Daily       $  199,649
Eurobond fund..............      5.35%       Daily        4,140,188
Industrial Development Put
  Bond.....................     Various      Weekly       1,000,000
                                                         $5,339,837

                                        October 31, 1994
                                Interest     Maturity
                                  Rate         Date        Amount
Money market accounts......     2.5%-3%      Daily       $  191,436
Eurobond fund..............      4.75%       Daily          579,103
Government securities
  bonds....................      4.10%       Daily           26,751
Industrial Development Put
  Bond.....................     Various      Weekly       1,000,000
                                                         $1,797,290

(4) INVENTORIES
The components of inventories are as follows:

                                                 October 31,
                                              1995         1994
Raw materials and supplies..............   $3,330,499    3,541,882
Work-in-process.........................    2,382,158    3,574,501
Finished goods..........................    1,546,716    2,031,857
                                           $7,259,373    9,148,240

(5) PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment consists of the following:

                         Estimated                 October 31,
                    Useful Lives (Years)       1995           1994
Land.............                --         $   140,000       170,000
Buildings........             30-39           3,461,307     4,003,886
Machinery and
  equipment......              3-12           8,113,199     8,274,753
Furniture and
  fixtures.......               3-7             229,389       205,101
Vehicles.........               5-7              78,759        92,966
                                             12,022,654    12,746,706
Less accumulated
  depreciation...                             5,241,201     4,296,450
                                            $ 6,781,453     8,450,256

During 1995, the Company sold the fixed assets and inventory of the Aerospace Systems division for a cash price of $2,845,506, resulting in a gain before income taxes of $375,136.
(6) INVESTMENT IN SUBLEASE
During 1994, the Company sublet a building and accounted for the transaction as a direct financing sublease. The following is a summary of the investment in sublease:

                                                 October 31,
                                               1995        1994
Total lease payments receivable...........   $520,000    $580,000
Less unearned income......................    169,067     210,649
Net investment in sublease................    350,933     369,351
Less amounts classified as current........     20,622      18,418
Non-current portion of investment in
  sublease................................   $330,311    $350,933

Future minimum payments to be received under the direct financing sublease for each of the five ensuing years ending October 31 are as follows:

1996.................................................   $ 60,000
1997.................................................     60,000
1998.................................................     60,000
1999.................................................     60,000
2000.................................................    280,000
                                                        $520,000

Interest income from investment in sublease was $41,231 in Fiscal 1995 and $28,603 in Fiscal 1994.
                                       13

(7) LONG-TERM DEBT
Long-term debt consists of the following:

                                                                       October 31, 1995                   October 31, 1994
                                                                          Unamortized                               Unamortized
                                                            Principal      Discount         Net       Principal      Discount
Industrial Revenue Bond issued by the Chatham County
  Industrial Facilities and Pollution Control Financing
  Authority payable in monthly installments of $9,321
  through 2000. Interest is payable monthly at a rate of
  80% of the prime rate (Prime rate at October 31, 1995
  was 8.75%) (a).........................................   $  456,752           --        456,752       568,609           --
Industrial Revenue Bond issued by the North Carolina
  Industrial Facilities and Pollution Control Financing
  Authority payable in $50,000 increments per year
  through 2008. Interest is payable quarterly at a rate
  of 4.7% (a)............................................      650,000           --        650,000       700,000           --
Note issued in connection with acquisition of property
  and plant, due in 1998 (discount is based on imputed
  interest rate of 10.375%)..............................      188,750       45,563        143,187       203,750       65,989
Industrial Revenue Bond issued by the City of Texarkana,
  Arkansas Industrial Development Authority payable in
  various annual maturities ranging from
  $200,000-$260,000 through 2000. Interest is payable
  monthly at rates of 6.6% to 7.0% (a)...................    1,116,667           --      1,116,667     1,300,417           --
Capital lease payable in quarterly payments of $12,500
  with a balloon payment $100,000 in 2000. (imputed
  interest rate of 12%)..................................      234,416           --        234,416       275,953           --
Capital lease payable in monthly payments of $662 through
  1998. (imputed interest rate of 6%) The lease is
  secured by equipment with a book value of $23,367......       19,642           --         19,642        26,236           --
Note issued in connection with acquisition of property
  and plant. Paid in full upon sale of Aerospace Systems
  division...............................................           --           --             --     2,000,000           --
                                                             2,666,227       45,563      2,620,664     5,074,965       65,989
Less current installments................................      409,234           --        409,234       417,072           --
                                                            $2,256,993       45,563      2,211,430     4,657,893       65,989
                                                              Net
Industrial Revenue Bond issued by the Chatham County
  Industrial Facilities and Pollution Control Financing
  Authority payable in monthly installments of $9,321
  through 2000. Interest is payable monthly at a rate of
  80% of the prime rate (Prime rate at October 31, 1995
  was 8.75%) (a).........................................    568,609
Industrial Revenue Bond issued by the North Carolina
  Industrial Facilities and Pollution Control Financing
  Authority payable in $50,000 increments per year
  through 2008. Interest is payable quarterly at a rate
  of 4.7% (a)............................................    700,000
Note issued in connection with acquisition of property
  and plant, due in 1998 (discount is based on imputed
  interest rate of 10.375%)..............................    137,761
Industrial Revenue Bond issued by the City of Texarkana,
  Arkansas Industrial Development Authority payable in
  various annual maturities ranging from
  $200,000-$260,000 through 2000. Interest is payable
  monthly at rates of 6.6% to 7.0% (a)...................  1,300,417
Capital lease payable in quarterly payments of $12,500
  with a balloon payment $100,000 in 2000. (imputed
  interest rate of 12%)..................................    275,953
Capital lease payable in monthly payments of $662 through
  1998. (imputed interest rate of 6%) The lease is
  secured by equipment with a book value of $23,367......     26,236
Note issued in connection with acquisition of property
  and plant. Paid in full upon sale of Aerospace Systems
  division...............................................  2,000,000
                                                           5,008,976
Less current installments................................    417,072
                                                           4,591,904

(a) The proceeds of the Industrial Revenue Bonds ("IRBs") were restricted for the acquisition, construction and installation of the Company's manufacturing plants. The debt is secured by land, buildings, improvements, machinery and equipment. Provisions of the IRB agreements contain various loan covenants including prohibition against paying cash dividends or redeeming shares of the Company's stock. At October 31, 1995 the Company was either in compliance with or had obtained waivers for all covenants.
(b) At October 31, 1995, the Company had a $2,500,000 unused line of credit available at prime minus .25%.
(c) Maturities of long-term debt are as follows:

                                            Note       Capital
Year ending October 31,        IRBs        Payable     Leases        Total
1996....................       364,357      15,000      29,877       409,234
1997....................       379,357      15,000      33,177       427,534
1998....................       394,357     158,750      34,184       587,291
1999....................       409,357          --      32,612       441,969
2000....................       275,992          --     124,207       400,199
Thereafter..............       400,000          --          --       400,000
                            $2,223,420     188,750     254,057     2,666,227

(8) FEDERAL AND STATE INCOME TAXES
The components of income tax expense for the years ended October 31, 1995, 1994 and 1993 consisted of the following:

                                    1995        1994        1993
Current:
  Federal.....................   $  907,722    854,151      901,073
  State.......................      112,097     98,469      102,764
                                  1,019,819    952,620    1,003,837
Deferred:
  Federal.....................       50,296      7,144       11,410
  State.......................        5,396      1,334        1,357
                                     55,692      8,478       12,767
Income tax expense............   $1,075,511    961,098    1,016,604

The components of net deferred tax assets and net deferred tax liabilities are as follows:

                                                  October 31,
                                                1995       1994
Deferred tax assets:
  Inventories, principally due to
    additional costs inventoried for tax
    purposes...............................   $ 75,539     86,917
  Accounts receivable, principally due to
    allowance for doubtful accounts........     39,205     73,747
  Tax income in excess of book income on
    long-term contracts....................         --     24,198
  Accrued expenses.........................     19,238     31,743
    Total gross deferred tax assets........    133,982    216,605
  Less valuation allowance.................         --         --
    Net deferred tax assets................    133,982    216,605
Deferred tax liabilities:
  Property, plant and equipment,
    principally due to differences in
    depreciation...........................    523,118    630,969
  Installment sale.........................     85,005         --
  Prepaid expenses.........................     16,025     20,110
    Total gross deferred tax liabilities...    624,148    651,079
    Net deferred tax liability.............   $490,166    434,474

There have been no valuation allowances recorded for the years ended October 31, 1995 and 1994, because the tax benefits of deductible temporary differences can be realized by offsetting the tax effects of taxable temporary differences for which a deferred tax liability has been recognized.
Deferred income tax expense in 1993 primarily related to tax depreciation in excess of book depreciation.
The actual income tax expense for the years ended October 31, 1995, 1994 and 1993 differs from the "expected" amount (computed by applying the statutory federal income tax rate of 34% to the earnings before income taxes and cumulative effect of a change in accounting principle) as follows:

                                          1995     1994     1993
Computed "expected" tax expense........   34.0 %   34.0 %   34.0 %
Increase (decrease) in income taxes
  resulting from:
  State income taxes, net of federal
    tax benefit........................    2.4      2.8      2.5
  Expenses related to terminated
    merger.............................   (3.0 )    4.1       --
  Other................................     .3       .4       .4
                                          33.7 %   41.3 %   36.9 %

(9) COMMON STOCK AND STOCK OPTIONS
The Company has authorized 10,000,000 shares of $1 par value common stock. Options for up to 1,336,678 shares of common stock have been made available under the Company's stock option plans for directors and employees. The options are exercisable for a maximum of ten years from the grant date at an exercise price of not less than the fair market value of the common stock as of the date of the grant of the option. The options that have been granted and are exercisable at October 31, 1995 have a price range of $1.78 to $11.97 and if exercised would generate proceeds of approximately $2,321,713. The average price of options exercised in 1995 was $5.52.
A summary of stock options is as follows:

Exercisable at October 31, 1993.......................   225,869
Stock dividend adjustment.............................    18,805
Granted...............................................    15,000
Exercised.............................................   (15,543)
Forfeited.............................................    (3,564)
Exercisable at October 31, 1994.......................   240,567
Stock dividend adjustment.............................     9,179
Granted...............................................    68,500
Exercised.............................................    (7,873)
Forfeited.............................................    (7,296)
Exercisable at October 31, 1995.......................   303,077

On February 25, 1991 the President of the Company borrowed $79,879 from the Company to exercise stock options. The loan is evidenced by an unsecured five-year promissory note of that date, payable in five equal annual installments plus interest at the applicable federal rate as published by the Internal Revenue Service beginning December 31, 1991.
                                       15

(10) SALES TO MAJOR CUSTOMERS
During 1995, net sales to a single customer amounted to 11% of the Company's net sales. In 1994, net sales to the same customer amounted to 10% of the Company's net sales. In 1993, no single customer accounted for 10% or more of the Company's net sales.
(11) QUARTERLY INFORMATION (UNAUDITED)

    Three months                        Fiscal 1995
       ended           1/31/95      4/30/95      7/31/95      10/31/95
Net sales........... $12,754,209   14,138,344   14,566,134   14,797,227
Gross profit........   2,573,125    2,784,313    2,720,934    3,167,371
Net earnings........     238,149      337,068      544,800      998,212
Earnings per
  share.............         .09          .13          .21          .38

The quarter ended July 31, 1995 included the sale of certain patent rights which increased net earnings by $217,719 and earnings per share by $.08.
The quarter ended October 31, 1995 included other income from engineering services of $136,500 which increased after tax net earnings by $85,856 and earnings per share by $.03. Also, the quarter ended October 31, 1995 included the sale of the Aerospace Systems division which increased net earnings by $235,953 and earnings per share by $.09.

    Three months                        Fiscal 1994
       ended           1/31/94      4/30/94      7/31/94      10/31/94
Net sales........... $12,105,626   12,267,232   13,445,883   14,556,932
Gross profit........   2,761,365    2,639,963    2,829,746    2,939,619
Net earnings........     581,954      430,277      399,066      110,083
Earnings per
  share.............         .23          .16          .15          .04

The quarter ended April 30, 1994 included other income from engineering services of $152,011 which increased after tax net earnings by $95,612 and earnings per share by $.04.
(12) SUBSEQUENT EVENTS (UNAUDITED)
On January 20, 1996, the Company signed an Agreement and Plan of Merger with Pentair, Inc. providing for a merger of the Company at a cash price of $13.50 per share of outstanding common stock. Pursuant to the terms of the Merger Agreement, the Company granted to Pentair an option to purchase up to 300,000 shares of the Company's common stock at $13.50 per share, exercisable until February 22, 1996. The Company will be required to pay Pentair a $1,000,000 termination fee, plus expenses of up to $250,000, if the Company is acquired by another party and under certain other circumstances. Consummation of the merger is subject to shareholder approval and certain other conditions. On January 22, 1996, Kulhman Corporation announced in a press release that it would increase the purchase price in its previously announced tender offer from $13.062 to $14.00 per share.
MARKET INFORMATION
The Common Stock trades on the NASDAQ National Market System under the symbol CABL. The following table sets forth the high and low sale prices for the indicated periods, all as reported by NASDAQ.

FISCAL YEAR                                                                              HIGH           LOW
1994
First quarter......................................................................   $    13 1/4       10 1/4
Second quarter.....................................................................            13       10 1/4
Third quarter......................................................................        14 1/4        8 3/4
Fourth quarter.....................................................................        15 3/8           13
1995
First quarter......................................................................   $    10 1/4        7 1/2
Second quarter.....................................................................         8 1/4        7 1/2
Third quarter......................................................................            11            9
Fourth quarter.....................................................................        10 1/4        9 1/4

CORPORATE OFFICERS AND DIRECTORS

James R. Fore                                  Chairman, President, Director
William B. Cooper                              Vice President of Finance, Secretary,
                                               Treasurer, Director
William P. Cullen                              Vice President of Sales & Marketing
Steve B. Payne                                 Vice President of Manufacturing,
                                               Intercomp Division
Henry H. Lawton                                Vice President of Manufacturing,
                                               CCI Division
Charles L. Wellard                             Director
John L. Bitter, Jr.                            Director
Benjamin Greene                                Director
George J. Falconero                            Director

COMMITTEES OF THE BOARD OF DIRECTORS

EXECUTIVE COMMITTEE                            SPECIAL FACILITIES COMMITTEE
Benjamin Greene, Chairman                      William B. Cooper, Chairman
John L. Bitter, Jr.                            James R. Fore
George J. Falconero                            Charles L. Wellard
Charles L. Wellard
AUDIT COMMITTEE                                STOCK OPTIONS COMMITTEE
George J. Falconero, Chairman                  George J. Falconero, Chairman
Charles L. Wellard                             John L. Bitter, Jr.
Benjamin Greene                                James R. Fore
                                               Charles L. Wellard
                                               NOMINATING COMMITTEE
                                               John L. Bitter, Jr., Chairman
                                               George J. Falconero
                                               Benjamin Greene

                                               PENSION COMMITTEE
                                               George J. Falconero, Chairman
                                               James R. Fore
                                               Benjamin Greene

TRANSFER AGENT                                 Wachovia Bank of North Carolina, NA
                                               Winston-Salem, NC
GENERAL COUNSEL                                L. Bruce McDaniel, Esquire
                                               McDaniel & Anderson
AUDITORS                                       KPMG Peat Marwick LLP
NASDAQ                                         Trading Symbol CABL
10-K REPORT AVAILABLE                          The Form 10-K Annual Report filed with the
                                               Securities and Exchange Commission provides
                                               additional financial data and further
                                               information on business and properties,
                                               officers, and directors. It is available
                                               without charge upon request to the Corporate
                                               Secretary, Communication Cable, Inc., P.O.
                                               Box 1757, Sanford, NC 27330.
THE ANNUAL MEETING OF STOCKHOLDERS OF
COMMUNICATION CABLE, INC. WILL BE HELD AT
9:30 A.M. ON MONDAY, MARCH 12, 1996, AT THE
COMPANY HEADQUARTERS IN SANFORD, NORTH
CAROLINA. STOCKHOLDERS OF RECORD AS OF
DECEMBER 31, 1995, WILL BE ENTITLED TO VOTE
AT THIS MEETING.